UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements filed Pursuant to

Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TRACON PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

H89237H100

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 89237H100	Schedule 13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JAFCO Super V3 Investment Limited Partnership (“JAFCO Super V3”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 787,774 shares, except that JAFCO Co., Ltd. (“JAFCO Co., Ltd.”), the general partner of JAFCO Super V3, may be deemed to have sole power to vote these shares.
	6.	SHARED VOTING POWER See response to row 5.
	7.	SOLE DISPOSITIVE POWER 787,774 shares, except that JAFCO Co., Ltd., the general partner of JAFCO Super V3, may be deemed to have sole power to dispose of these shares.
	8.	SHARED DISPOSITIVE POWER See response to row 7.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 787,774 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%[1]
12.	TYPE OF REPORTING PERSON (see instructions) PN

1   The percentages used herein are calculated based on 17,511,928 shares of Common Stock reported by Tracon Pharmaceuticals, Inc. issued and outstanding as of November 3, 2017, as disclosed on the cover page of its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on or about November 7, 2017.

CUSIP No. 89237H100	Schedule 13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JAFCO Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 787,774 shares, all of which are directly owned by JAFCO Super V3. JAFCO Co., Ltd., the general partner of JAFCO Super V3, may be deemed to have sole power to vote these shares.
	6.	SHARED VOTING POWER See response to row 5.
7.	SOLE DISPOSITIVE POWER

		787,774 shares, all of which are directly owned by JAFCO Super V3. JAFCO Co., Ltd., the general partner of JAFCO Super V3, may be deemed to have sole power to dispose of these shares.
	8.	SHARED DISPOSITIVE POWER See response to row 7.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 787,774 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%[1]
12.	TYPE OF REPORTING PERSON (see instructions) OO

1   The percentages used herein are calculated based on 17,511,928 shares of Common Stock reported by Tracon Pharmaceuticals, Inc. issued and outstanding as of November 3, 2017, as disclosed on the cover page of its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on or about November 7, 2017.

CUSIP No. 89237H100	Schedule 13G	Page 4 of 7 Pages

ITEM 1.

(a) Name of Issuer: TRACON Pharmaceuticals, Inc.

(b) Address of Issuer's Principal Executive Offices: 4350 La Jolla Village Drive, Suite 800 San Diego, CA 92122

ITEM 2.

(a) Name of Person Filing: This Statement is filed by JAFCO Super V3 Investment Limited Partnership (“JAFCO Super V3”) and JAFCO Co., Ltd. (“JAFCO Co., Ltd.”). The foregoing entities are collectively referred to as the “Reporting Persons.”

JAFCO Co., Ltd., the general partner of JAFCO Super V3, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JAFCO Super V3.

(b) Address of Principal Business Office, or if None, Residence:

The address for each of the Reporting Persons is:

Otemachi First Square West Tower 11F

1-5-1, Otemachi Chiyoda-Ku

Tokyo, Japan 100-0004

(c) Citizenship: The citizenship of each of the Reporting Persons is Japan

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 89237H100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of class:

See Row 11 of cover page for each Reporting Person.

CUSIP No. 89237H100	Schedule 13G	Page 5 of 7 Pages

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10. CERTIFICATIONS.

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

CUSIP No. 89237H100	Schedule 13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2018

(Date)

JAFCO Super V3 Investment Limited Partnership

By: JAFCO Co., Ltd.
Its: General Partner

/s/ Kenji Harada
Kenji Harada
Principal

JAFCO Co., Ltd.

By: /s/ Kenji Harada
Kenji Harada
Principal

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 89237H100	Schedule 13G	Page 7 of 7 Pages

Exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2018

JAFCO Super V3 Investment Limited Partnership

By: JAFCO Co., Ltd.
Its: General Partner

By:	/s/ Kenji Harada
Kenji Harada, Principal

JAFCO Co., Ltd.

By:	/s/ Kenji Harada
Kenji Harada, Principal